Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Trust Instrument) throughout the month.

Class	Rate	Effective Date
Retail Class	0.60%	February 9, 2022
Class A	0.60%	February 9, 2022
Class M	0.60%	February 9, 2022
Class C	0.60%	February 9, 2022
Class I	0.60%	February 9, 2022
Class Z	0.55%	February 9, 2022

FIDELITY GREENWOOD STREET TRUST
on behalf of Fidelity Risk Parity Fund

By	/s/ Stephanie Brown
Stephanie Brown President and Treasurer

FIDELITY DIVERSIFYING SOLUTIONS LLC

By	/s/ Christopher J. Rimmer
Christopher J. Rimmer Treasurer